UNITED STATES SECURITIES & EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. _)*
Frontier Communications Parent, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
35909D109
(CUSIP Number)
Haig Maghakian, GLENDON CAPITAL MANAGEMENT LP 2425 Olympic Blvd., Suite 500E, Santa Monica, CA 90404 Phone: 310-907-0450

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 14, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be

CUSIP No. 35909D109
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Glendon Capital Management LP (46-1394333)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 24,215,909
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 24,215,909
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,215,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7% (1)
14		TYPE OF REPORTING PERSON IA

(1) Percentage based on 249,008,399 shares of the Issuer’s Common Stock outstanding as of October 7, 2024, as reported by the Issuer in the definitive proxy statement on Schedule 14A as filed with the SEC on October 7, 2024.

CUSIP No. 35909D109
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Holly Kim Olson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(c) ☐ (d) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 24,215,909
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 24,215,909
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,215,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7% (1)
14		TYPE OF REPORTING PERSON IN, HC

(1) Percentage based on 249,008,399 shares of the Issuer’s Common Stock outstanding as of October 7, 2024, as reported by the Issuer in the definitive proxy statement on Schedule 14A as filed with the SEC on October 7, 2024.

CUSIP No. 35909D109
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) G2 Communication L.P. (86-2178007)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 18,929,968
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 18,929,968
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,929,968
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (1)
14		TYPE OF REPORTING PERSON PN

(1) Percentage based on 249,008,399 shares of the Issuer’s Common Stock outstanding as of October 7, 2024, as reported by the Issuer in the definitive proxy statement on Schedule 14A as filed with the SEC on October 7, 2024.

ITEM 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (“Common Stock”), of Frontier Communications Parent, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1919 McKinney Avenue, Dallas, TX 75201.

ITEM 2.	Identity and Background.

(a)	This Schedule 13D is being filed jointly by Glendon Capital Management, LP (“GCM”), Holly Kim Olson and G2 Communication L.P. (“G2”) (collectively referred to as the “Reporting Persons”). Each of GCM and Mrs. Olson has the power to direct the voting and disposition of the shares of the Issuer's Common Stock held directly by G2 and certain other funds and accounts managed by GCM that hold less than 5% of the Issuer's Common Stock (collectively, the GCM Clients”).

(b)

The business address of GCM is 2425 Olympic Blvd., Suite 500E Santa Monica, CA 90404.
The business address of Holly Kim Olson is c/o GCM, 2425 Olympic Blvd., Suite 500E Santa Monica, CA 90404.

The business address of G2 is 2425 Olympic Blvd., Suite 500E, Santa Monica, CA 90404.

(c)

The principal business of GCM is a registered investment adviser.

The principal business of Holly Kim Olson is a founder and partner of GCM and a member of its Investment Committee.
The principal business of G2 is a pooled investment vehicle.

(d)	During the last five years, none of the Reporting Entities nor any of their respective general partners or officers, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Entities nor any of their respective general partners or officers, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f)	GCM is a Delaware limited partnership. Holly Kim Olson is United States citizen. G2 is a Delaware limited partnership.

ITEM 3.	Source and Amount of Funds or Other Consideration.

On April 14, 2020, the Issuer and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Code, 11 U.S.C. §§ 101-1532 (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). On August 21, 2020, the Issuer filed the Fifth Amended Debtors’ Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code with the Bankruptcy Court (the “Plan”). On August 21, 2020, the Bankruptcy Court entered an order confirming the Plan. On April 30, 2021 (the “Effective Date”), the conditions to effectiveness of the Plan were satisfied or waived and the Issuer emerged from Chapter 11. Pursuant to the Plan and the Confirmation Order, the Issuer issued certain shares of Common Stock to the holders of Allowed Senior Notes Claims (as defined in the Plan), including certain GCM Clients (including G2), in exchange for debt held by such holders prior to the filing of the Issuer’s voluntary bankruptcy petition. On the Effective Date, the GCM Clients that were holders of Allowed Senior Notes Claims received an aggregate 20,053,097 share of Common Stock, including 17,462,986 shares of Common Stock received by G2, pursuant to the Plan.

In addition, between the Effective Date and August 2, 2023, certain GCM Clients acquired 4,654,091 shares of Common Stock in open market transactions using their working capital in the aggregate amount of $92,685,313 (including 1,716,982 shares of Common Stock acquired by G2 for an aggregate $43,891,280 of its working capital). Furthermore, between the Effective Date and June 14, 2022, certain GCM Clients sold some shares of Common Stock in open market transactions. Some purchases of the Issuer’s securities by certain GCM Clients were effected through margin accounts maintained in the ordinary course of business with their prime broker(s), which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the brokers’ credit policies. In such instances, the positions held in the margin accounts may be pledged as collateral security for the repayment of debit balances in the accounts of the applicable GCM Client. In addition, certain GCM Clients used a subscription line of credit entered into in the ordinary course of business to fund some purchases of the Issuer’s securities. The outstanding amounts with respect to the subscription line of credit will be repaid by the applicable GCM Client by making capital calls to the partners of such GCM Client.

Pursuant to the Plan, certain GCM Clients, including G2, received the 5.875% Second Lien Secured Notes due 2029 (the “5.875% Notes”) issued by Frontier Communications Holdings, LLC, an affiliate of the Issuer, in exchange for debt held by such funds and accounts prior to the filing of the Issuer’s voluntary bankruptcy petition. Between the Effective Date, certain GCM Clients purchased additional 5.875% Notes and/or sold 5.875% Notes. As of October 14, 2024, the GCM Clients hold $8,207,501 of the 5.875% Notes, of which total $8,055,501 are held by G2.

Certain GCM Clients, including G2, purchased the 6.000% Second Lien Secured Notes due 2030 issued by Frontier Communications Holdings, LLC, an affiliate of the Issuer (the “6.000% Notes”). As of October 14, 2024, the GCM Clients hold $37,443,000 of the 6.000% Notes, of which total $15,777,000 are held by G2.

Certain GCM Clients, including G2, purchased the 11.500% Series 2023-1, Class C Notes due 2053 issued by Frontier Issuer LLC, an affiliate of the Issuer (the “11.500% Notes” and collectively with the 5.875% Notes and the 6.000% Notes, the “Notes”). As of October 14, 2024, the GCM Clients hold $50,000,000 of the 11.500% Notes, of which total $25,000,000 are held by G2.

ITEM 4.	Purpose of Transaction.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes in the ordinary course of business because they believed that the securities reported herein, when acquired, represented an attractive investment opportunity.

On October 14, 2024, a news article was published by Reuters stating that the Reporting Persons intend to vote against the proposed acquisition of the Issuer (the “Proposed Acquisition”) by Verizon Communications Inc. (“Verizon”), citing sources familiar with the Reporting Persons’ plans.

The Reporting Persons do not currently have an intention to engage in any (i) control transaction with or in connection with the Issuer or (ii) solicitation of votes in connection with the Proposed Acquisition or any contested election of directors of the Issuer.

The Reporting Persons have engaged and will continue to engage in discussions regarding the Proposed Acquisition with other securityholders of the Issuer, the Issuer Board and management, the Verizon Board and management, and other relevant parties. The Reporting Persons may engage in discussions with management, the Issuer Board and management, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore other extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer Board. The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons and may enter into to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

ITEM 5.	Interest in Securities of the Issuer.

(a)       Amount beneficially owned:

GCM – 24,215,909
Holly Kim Olson – 24,215,909

G2 – 18,929,968

Percent of class:

GCM – 9.7%*
Holly Kim Olson – 9.7%*

G2 – 7.6%*

(b)      Number of shares as to which GCM and Holly Kim Olson has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

24,215,909

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

24,215,909

Number of shares as to which G2 has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

18,929,968

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

18,929,968

(*) Percentage based on 249,008,399 shares of the Issuer’s Common Stock outstanding as of October 7, 2024, as reported by the Issuer in the definitive proxy statement on Schedule 14A as filed with the SEC on October 7, 2024.

(c) No transactions in the Issuer’s Common Stock have been effected by the Reporting Persons during the past sixty days.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

The information set forth in Items 3 and 4 of this Schedule 13D, including the descriptions of the Notes, is incorporated into this Item 6 by reference.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto, a copy of which is attached here as Exhibit 1 and incorporated herein by reference.

Except as otherwise described in this Schedule 13D, no contracts, arrangements, understandings, or relationships (legal or otherwise) exist between any Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Except as described above, none of the Reporting Persons is a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description

Exhibit 99.1 - Joint Filing Agreement, by and among the Reporting Persons, dated as of October 21, 2024

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Glendon Capital Management, L.P.

October 21, 2024	By:	/s/ Haig Maghakian
Chief Compliance Officer / General Counsel

October 21, 2024	/s/ Holly Kim Olson

G2 Communication L.P.

October 21, 2024	By:	/s/ Haig Maghakian
Glendon Capital Associates II, LLC its General Partner